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                         CORE MOLDING TECHNOLOGIES, INC.
                              800 MANOR PARK DRIVE
                              COLUMBUS, OHIO 43225

May 12, 2005


VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn:    Bret Johnson
         Division of Corporation Finance

RE:       CORE MOLDING TECHNOLOGIES, INC.
          FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
          FILE NO. 1-12505

Ladies and Gentlemen:

         This letter sets forth the responses of Core Molding Technologies, Inc. (the "Company") to the staff's comments communicated by letter dated April 28, 2005 with respect to the above-referenced Form 10-K, as filed by the Company on March 30, 2005. For your convenience, we have repeated the text of the staff's comments, followed by our response.

Consolidated Statements of Cash Flows, page 22

1. Your cash flow statement should report the effect of exchange rate changes on cash balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period. See paragraph 25 of SFAS 95.

         RESPONSE:

         The Company's operating practice is to fund peso denominated cash accounts on an as needed basis for Mexican payroll and miscellaneous plant expenses, leaving minimal peso denominated balances generally under $10,000 at any time. The Company does not generate cash in foreign currency from operations because most if not all sales and raw material purchases are denominated in U.S. dollars. In addition, the Company does not use or generate cash from investing or financing activities in a foreign currency. Therefore, foreign currency fluctuation is not material. Capital expenditures originating in foreign currency have been minimal (less than $10,000 per year) in our foreign operations and all financing activities are denominated in U.S. dollars. The Company will monitor the currency fluctuations of its peso denominated cash accounts, and report such currency fluctuations as a separate component of cash flows if it becomes significant (see Rule 4-02 of Regulation S-X and see SFAS 95 that states "the provisions of this statement need not be applied to immaterial items").


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Securities and Exchange Commission
May 12, 2005
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Note 7 - Debt and Leases, page 28

2. Disclose the components of the derivative instruments' gain or loss related to the hedges' ineffectiveness and the gain or loss excluded from the assessment of hedge effectiveness. In addition, disclose how the hedging instrument entered into on January 1, 2004 will be assessed for effectiveness. See paragraph 45(b)(1) and 28(a) of SFAS 133 for guidance.

         RESPONSE:

         The derivative instruments' gain or loss related to the hedges' ineffectiveness was immaterial (less than $40,000 net of tax) in all the periods presented. None of the gains or losses from the change in fair value of derivative instruments has been excluded from the assessment of hedge effectiveness. In future filings, we will include the following: "In all periods presented the Company's cash flow hedges were highly effective; ineffectiveness was not material. None of the changes in the fair value of our interest rate swaps have been excluded from our assessment of hedge effectiveness."

         With respect to the hedging instrument entered into on January 1, 2004, the Company ensured, at the inception of the hedging relationship that the critical terms of the swap match the critical terms of the hedged forecasted interest payments. Given that the fair value of the swap at inception was zero and the critical terms, such as the notional amount, benchmark interest rate index, term, and variable rate repricing dates are exactly the same, the Company concluded that the changes in the fair value of the interest rate swap would be expected to completely offset the changes in the fair value of the interest rate cash flows being hedged. Therefore, the Company has assessed the interest rate swap to be a highly effective hedge of the variable interest rate cash flows. At each financial reporting date, the Company assesses the hedge to determine that there has been no change in circumstances that might be indicative of ineffectiveness.

         In future filings we will state that "the interest rate swap is a highly effective hedge because the amount, benchmark interest rate index, term, and repricing dates of both the interest rate swap and the hedged variable interest cash flows are exactly the same."

Controls and Procedures, page 37

3. We note your Chief Executive Officer and Chief Financial Officer concluded the Company's disclosure controls and procedures ". . . were effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act was accumulated and

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Securities and Exchange Commission
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     communicated to the Company's management . . . as appropriate to allow timely decisions regarding required disclosure." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. See Exchange Act Rule 13a-l5(e). Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures.

         RESPONSE:

                  In addition to the disclosure set forth in Item 9A of the Company's Form 10-K, the Company hereby clarifies that the Company's officers concluded that the Company's disclosure controls and procedures, as evaluated by the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, were effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms. The Company plans to include the following disclosure regarding internal controls and procedures, to the extent applicable, in future interim and annual reports filed by the Company:

                  Item 9A. CONTROLS AND PROCEDURES

                  As of the end of the period covered by this report, the Company has carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act). Based upon this evaluation, the Company's management, including its Chief Executive Officer and its Chief Financial Officer, concluded that the Company's disclosure controls and procedures were (i) designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act was accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure, and (ii) effective to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms.

4. Please disclose any change in internal control over financial reporting identified in connection with your evaluation of disclosure controls and procedures during the fourth fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial


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Securities and Exchange Commission
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     reporting. Alternatively, you may disclose that no such changes have occurred. See Item 308(c) of Regulation S-K.

         RESPONSE:

                  The Company hereby clarifies that in connection with its evaluation of disclosure controls and procedures during the fourth fiscal quarter 2004, it determined that no changes were made to the Company's internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) during the fourth quarter that have materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. The Company plans to include in future interim and annual reports disclosure regarding any changes in internal controls over financial reporting (or disclose that no such changes have occurred) as part of the Company's disclosure regarding the evaluation of disclosure controls and procedures.

                                     * * * *

         In connection with the above responses to the staff's comments, the Company hereby acknowledges that:

         o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please direct any further inquiries or comments regarding the above to the undersigned at (614) 870-5604.

                                         Sincerely,

                                         /s/  Herman F. Dick, Jr.

                                         Herman F. Dick, Jr.

HFD/as